Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 30, 2021

Re:	Grayscale Ethereum Classic Trust

Registration Statement on Form 10

Filed July 12, 2021

File No. 000-56309

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie

Dana Brown

John Spitz

Becky Chow

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Ethereum Classic Trust (ETC) (the “Trust”), and following our subsequent discussion with the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), we are supplementing our response to comment 2 of your letter dated September 8, 2021 on the registration statement on Form 10-12G (the “Registration Statement”) (File No. 000-56309) with the memorandum attached hereto as Exhibit A.

*                *                  *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein

Chief Executive Officer

Grayscale Investments, LLC

Exhibit A

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

Memo

Date:	July 13, 2021

To:	Michael Sonnenshein Craig Salm Grayscale Investments, LLC

From:	Joseph A. Hall Zachary J. Zweihorn Ryan Johansen

Re:	Grayscale Digital Asset Analysis Framework

I.	Introduction

From time to time, Grayscale Investments, LLC (the “Sponsor”) considers the establishment of various investment vehicles (each, a “Trust”), the assets of which would be composed of one or more digital assets. We understand that, before making a final determination to create a new Trust, or to add another digital asset to the holdings of an existing Trust, the Sponsor makes a determination as to whether the digital asset in question is a “security” under the federal securities laws,1 to the extent such addition would cause the Trust to be treated as an “investment company” and subject to registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”).2

This memorandum (the “Base Memorandum”) summarizes the framework used by the Sponsor to analyze whether a given digital asset is a security under the federal securities laws, and is based upon similar analyses engaged in by the staff of the Securities and Exchange Commission (“SEC”) and the federal courts. Annexes to the Base Memorandum will be used from time to time to apply this framework to various digital assets.

As discussed in Section II of the Base Memorandum, the SEC has brought a number of enforcement actions concerning alleged illegal offerings of digital assets, and the SEC staff have at various points provided guidance as to the factors they believe make a digital asset more or less likely to be a security. Even so, the SEC and its staff have not made public statements or taken actions specifically examining the securities-law status of each and every digital asset, and accordingly, there is often substantial uncertainty over whether the SEC or a court would conclude that a given digital asset is a security. As a result, further developments in SEC enforcement practice and case law are likely to have a significant impact on the views expressed in the Base Memorandum and the Annexes, even if the status of specific digital assets discussed in the Annexes is not adjudicated.

[1]

Despite differences, the Supreme Court has indicated that the definitions of “security” under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are treated the same. SEC v. Edwards, 540 U.S. 389, 393 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990). In addition, the “elements of Howey are also applicable to the [Investment Company Act].” SEC v. Banner Fund Int’l, 211 F.3d 602, 614 n.* (D.C. Cir. 2000).

[2]

Under the Investment Company Act, an investment company includes any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” 15 U.S.C. § 80a-3(a)(1)(C).

Exhibit A

In preparing the Annexes, we have relied upon publicly available materials and certain information that the Sponsor has provided to us. Because the ultimate determination of whether any given digital asset held by a Trust is a security under the federal securities laws would necessarily be based on facts and circumstances specific to that digital asset, any facts not accurately reflected in these materials or in the relevant Annex could result in significant changes to the analysis and views expressed in the relevant Annex, including as to the reasonableness of the Sponsor’s conclusion that a given digital asset is not a security. Please note that each Annex is dated as of the date set forth therein, and except as noted therein has not been updated to reflect developments since such date and the date of the Base Memorandum.

If a given digital asset is determined by the SEC or a court to be a security under the federal securities laws, it would be very likely to have material adverse consequences for the digital asset and for the value of the shares of any Trust holding that digital asset. For example, it would likely become difficult or impossible for such a digital asset to be traded, cleared and custodied in the United States, which could in turn negatively affect the liquidity and general acceptance of the digital asset and cause users to migrate to other digital assets. Moreover, to the extent that a given digital asset is determined to be a security, and that digital asset—alone or in combination with other digital assets that are also determined to be securities—constitutes more than 40% of the assets of a Trust, subject to certain exceptions,3 that Trust is likely to be found to be an illegal, unregistered investment company, and the Trust and the Sponsor may be deemed to have participated in an illegal offering of investment company securities.

The reasonableness of the Sponsor’s position is not a factor in the determination of whether a given digital asset is, in fact, a security, and therefore the adverse consequences described above could occur regardless of whether the Sponsor had reasonable, though ultimately not definitive, grounds to conclude that a given digital asset is not a security.

The analyses in the Base Memorandum and the Annexes is limited to an analysis of whether each digital asset discussed herein may be a security under the federal securities laws at the point in time of the Sponsor’s initial acquisition of these digital assets to be held in one or more Trusts. This follows from the fact that, as discussed in further detail below, the Howey analysis must focus on the current status of a digital asset, rather than transactions in a digital asset that occurred in the past or other transactions involved with the network or protocol of which the digital asset at issue is a part. Further, even if a network or protocol related to a digital asset discussed herein may raise other issues under the federal securities laws, such as the potential operation of an unregistered securities exchange, and even if certain persons associated with the network or protocol were to face potential liability in relation to these matters, these other issues alone should not be determinative of whether the underlying digital asset is itself a security.

For similar reasons, the Base Memorandum and the Annexes also do not address any potential issues raised by any digital asset under other federal or state laws, such as those governing commodities, derivatives, anti-money laundering or sanctions compliance, traditional banking activities such as taking deposits and making loans, or taxation.

[3]	See, e.g., 17 CFR § 270.3a-2 (exception for transient investment companies).

July 13, 2021	2

Exhibit A

II.	Legal Framework

A.	Howey

The SEC indicated in a July 2017 report pursuant to Section 21(a) of the Exchange Act regarding the sale of digital assets known as “DAO Tokens”4 and in subsequent enforcement actions5 that it regards some digital assets as securities under the federal securities laws because they are “investment contracts” under the test originally announced by the Supreme Court in SEC v. W.J. Howey Co.6 This section of the memorandum discusses the SEC’s application of Howey and its progeny to digital assets, as reflected in the SEC’s Digital Asset Framework,7 in certain staff statements and in enforcement actions and litigated cases.

Howey defines an “investment contract” as a contract or scheme that involves each of the following features: (i) an investment of money (ii) in a common enterprise (iii) made with a reasonable expectation of profits (iv) that is based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.8 The determination of whether a particular digital asset fulfills this test “requires an assessment of the economic realities underlying a transaction . . . . All of the relevant facts and circumstances are considered in making that determination.”9

1.	Investment of Money

The investment of money prong generally requires that an investor “give up a specific consideration in return for a separable financial interest with the characteristics of a security.”10 Consideration serving as an investment of money must be “tangible and definable.”11 Fiat currency is clearly “specific consideration,” but the federal courts and the SEC have stated that an investment of “money need not take the form of cash.”12

The Digital Asset Framework takes the view that the “investment of money” prong may also be satisfied where an investor provides “other type[s] of consideration,” including when an investor receives digital assets distributed via so-called “bounty programs,”13 in which incentives are offered to participants for various activities associated with an initial coin offering, or air drops.14 There are, however, reasonable arguments contrary to the Digital Asset Framework’s assertions in this regard.15

[4]	SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017).
[5]

See, e.g., In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”); In re Paragon Coin, Inc., Securities Act Release No. 10574 (Nov. 16, 2018); In re CarrierEQ, Inc., Securities Act Rel. No. 10575 (Nov. 16, 2018).

[6]	328 U.S. 293, 301 (1946).
[7]	SEC Staff, Framework for “Investment Contract” Analysis of Digital Assets, https://www.sec.gov/files/dlt-framework.pdf (the “Digital Asset Framework”).
[8]	Howey, 328 U.S. at 301; see also Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558-562 (1979); SEC v. Edwards, 540 U.S. 389, 393 (2004).
[9]

Munchee order, supra note 5, at 9 (internal quotation marks and citations omitted); see also SEC v. Telegram Grp. Inc., 448 F. Supp. 3d 352, 366 (S.D.N.Y. 2020), appeal withdrawn sub nom. SEC v. Telegram Grp., Inc., No. 20-1076, 2020 WL 3467671 (2d Cir. May 22, 2020) (citing Tcherepnin v. Knight, 389 U.S. 332, 336 (1967); United Hous. Found., Inc. v. Forman, 421 U.S. 837, 849 (1975)).

[10]	Daniel, supra note 8, at 559.
[11]	Id. at 560.
[12]

SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 at 11 (July 25, 2017) (internal quotation marks omitted) (the “DAO Report”).

[13]	Digital Asset Framework, supra note 7, at n.9.
[14]	Id.
[15]

See Joseph A. Hall, Howey, Ralston Purina and the SEC’s Digital Asset Framework, 52 REV. OF SEC. & COMMODITIES REG. 137 (June 19, 2019), https://www.davispolk.com/files/howey_ralston_purina_sec_digital_asset_framework.pdf (questioning the Digital Asset Framework’s “seemingly contradictory” assertion that the “investment of money” prong of Howey can be satisfied without an investment of money).

July 13, 2021	3

Exhibit A

Digital assets may be acquired by various means and at various points in time. Because the focus of a Howey analysis is on the specific digital asset at a particular point in time,16 each materially distinct form of distribution must be examined independently under the investment of money prong. As a result, the fact that one form of distribution involved an investment of money and may have also satisfied the other prongs of the Howey test should not be determinative as to the conclusion of a Howey analysis with respect to the digital asset at the present time more generally. For example, with respect to Ether, William Hinman in his then-capacity as the SEC’s Director of the Division of Corporation Finance explained that it was appropriate to “put[] aside” Ether’s initial sale through an ICO, and in so doing expressed the view that “current offers and sales of Ether are not securities transactions.”17

2.	In a Common Enterprise

In the Digital Asset Framework, the SEC staff noted that although “federal courts require that there be either horizontal commonality or vertical community,” the SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’”18 As with the “investment of money” prong, there are reasonable arguments, supported by applicable case law, to be made to the contrary. Nevertheless, given the views of the staff, and given that the analysis of the “common enterprise” element is closely related to the final element of the Howey test regarding the reliance by investors on the efforts of others, the Base Memorandum and the Annexes do not explore the nuances of the common enterprise test in detail.

3.	Made with a Reasonable Expectation of Profits

The Supreme Court has explained that the reasonable expectation of profits aspect of the Howey test is meant to distinguish purchases of assets motivated by consumptive intent, which are not investment contracts, from purchases of assets motivated by the prospect of a return on investment. In other words, where a purchaser is not “‘attracted solely by the prospects of a return’ on his investment . . . [but] is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”19 This is an objective inquiry that focuses on the promises and offers made to investors, rather than the “precise motivation” of any individual participant.20

Along these lines, the SEC determined that investors purchasing DAO Tokens reasonably expected to earn profits because “the various promotional materials disseminated by Slock.it and its co-founders informed investors that the DAO was a for-profit entity whose objective was to fund projects in exchange for a return on investment.21 The Digital Asset Framework further views an expectation of profit as likely when “[t]he digital asset gives the holder rights to share in the enterprise’s income or profits or to realize gain from capital appreciation of the digital asset.”22

[16]

See William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418 (discussing the application of the federal securities laws to digital asset transactions).

[17]	See id.
[18]	Digital Asset Framework, supra note 7 at n.10.
[19]	Forman, supra note 9, at 852-53.
[20]	Telegram, supra note 9, at 25.
[21]	DAO Report, supra note 12, at 11-12.
[22]	Digital Asset Framework, supra note 7.

July 13, 2021	4

Exhibit A

A digital asset may attract investors who seek to profit from the investment even if the asset also has credible, real consumptive uses that are independent of the expectation of profit. When considering the varying motivations of holders of an asset, courts have asked which of the uses is “incidental” to the other.23 Stated otherwise, the question for this element is whether “the purchase of a token looks a lot like a bet on the success of the enterprise and not the purchase of something used to exchange for goods or services on the network.”24 To draw out these different potential motivations for purchase, courts and the SEC have focused on the actions of the promoter (to the extent there is one), as well as on the behavior of purchasers.

The Digital Asset Framework focuses closely on the role played by third-party promoters in a digital asset’s “ecosystem,” stating that “[w]hen a promoter, sponsor, or other third party (or affiliated group of third parties) (each, an ‘Active Participant’ or ‘AP’) provides essential managerial efforts that affect the success of the enterprise, and investors reasonably expect to derive profit from those efforts,” then a digital asset is likely to be a security.25 Indeed, a transaction in digital assets that may not otherwise be a securities transaction for federal securities law purposes may nevertheless be characterized as such because of the activities of an AP, under a concept drawn from a broader principle articulated by the federal courts applying Howey prior to the invention of blockchain technology. In Gary Plastic,26 the Second Circuit held that certificates of deposit (“CDs”) purchased through a program managed by a broker-dealer qualified as investment contracts under Howey because of the activities of the broker-dealer, despite the Supreme Court’s holding in Marine Bank27 that conventional CDs did not fall under the purview of the federal securities laws. Noting that “Congress, in enacting the securities laws, did not intend to provide a broad federal remedy for all fraud,”28 the Marine Bank Court held that application of the federal securities laws to CDs was unnecessary because holders “are abundantly protected under the federal banking laws.”29 In Gary Plastic, by contrast, purchasers bought instruments that were unlike conventional CDs because, among other things, the broker-dealer “investigat[ed] issuers, market[ed] the CDs, and creat[ed] a secondary market” and investors were thus led to “expect profits derived solely from the efforts of” the broker-dealer.30

The motivations of purchasers are also a critical part of the reasonable expectation of profits analysis. For example, in SEC v. Kik Interactive, the court found that Kin token purchasers reasonably expected to earn profits, focusing on statements by Kik’s CEO that as demand for Kin rose, the “value of [Kin] would go up,”

[23]	See SEC v. SG Ltd., 265 F.3d 42, 54 (1st Cir. 2001).
[24]	See Hinman, supra note 16.
[25]	Id.
[26]	756 F.2d 230 (2d Cir. 1985).
[27]	Marine Bank v. Weaver, 455 U.S. 551 (1982).
[28]	Id. at 556.
[29]	Id. at 558.
[30]

Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230, 241 (2d Cir. 1985) (“Here investors are buying something more than an individual certificate of deposit. They are buying an opportunity to participate in [the broker-dealer’s] CD Program and its secondary market. And, they are paying for the security of knowing that they may liquidate at a moment’s notice free from concern as to loss of income or capital, while awaiting for [federal] insurance proceeds.”).

July 13, 2021	5

Exhibit A

such that early purchasers “could make a lot of money.”31 Promoters may also reveal an intent to sell digital assets for investment purposes by, for example, selling the assets in increments that correlate with investment—rather than consumptive32—uses, or applying other terms that indicate the primary motivation is not for personal use or consumption.33 Similarly, the likely motivations of the parties were a focus in SEC v. Telegram, where the court stated that certain lock-up provisions in the Simple Agreement for Future Tokens (“SAFT”) at issue suggested the asset was a security because “simply put, a rational economic actor would not agree to freeze millions of dollars for up to 18 months (following a lengthy development period) if the purchaser’s intent was to obtain a substitute for fiat currency.”34 Conversely, promoters could “buil[d] in incentives that compel using the tokens promptly on the network”35—like a mechanism that degrades token value over time.36 The design of a digital asset’s ecosystem is also relevant. In Telegram, for example, the developer’s plan to eventually integrate its new digital asset with its preexisting and widely used messaging platform—combined with the fact that the supply of these tokens would be fixed—in the court’s view supported a finding that a reasonable investor would expect high demand for the digital asset and thus a return on its initial investment.37

4.	From the Efforts of Others

The final element of the Howey test asks “whether the efforts made by those other than the investor are the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”38

Many digital assets in recent years have been sold specifically to finance promoters’ efforts at building a new system or service or based on the expectation that the promoters will support the project after the sale. Digital assets sold in this manner generally satisfy this element of the Howey test. For example, as discussed above, the DAO, a “Decentralized Autonomous Organization,” “was created by Slock.it and Slock.it’s co-founders, with the objective of operating as a for-profit entity that would create and hold a corpus of assets through the sale of DAO Tokens to investors, which assets would then be used to fund projects.’”39 “All funds raised were to be held at an Ethereum Blockchain ‘address’ associated with [t]he DAO and DAO Token holders were to vote on contract proposals, including proposals to [t]he DAO to fund projects and distribute [t]he DAO’s anticipated earnings from the projects it funded.”40

The SEC found that the organization of the DAO indicated that investors’ profits, realized from appreciation in the value of DAO Tokens, were to be derived from the significant managerial efforts of the DAO’s creators, Slock.it and Slock.it’s co-founders, and the DAO’s “Curators,” a group of individuals selected by Stock.it to wield “considerable power” and provide the platform with “failsafe protection” by confirming that

[31]	SEC v. Kik Interactive Inc., 492 F. Supp. 3d 169, 179-80 (S.D.N.Y. 2020).
[32]

The Digital Asset Framework states that it is more likely there is a reasonable expectation of profit if “[t]he digital asset is offered and purchased in quantities indicative of investment intent instead of quantities indicative of a user of the network.” Digital Asset Framework, supra note 7.

[33]	See Hinman, supra note 16.
[34]	Telegram, supra note 9, at 27.
[35]	See Hinman, supra note 16.
[36]

See id. Similarly, the digital asset analyzed in the TurnKey Jet no-action letter imposed a discount that essentially penalized redemption of tokens for cash instead of services—which would seemingly discourage holding the asset for investment and indicate that the promoters are seeking users, not investors. TurnKey Jet, Inc., SEC No-Action Letter, 2019 WL 1471132 (Apr. 3, 2019), https://www.sec.gov/divisions/corpfin/cf-noaction/2019/turnkey-jet-040219-2a1.htm.

[37]	See Telegram, supra note 9, at 28.
[38]	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).
[39]	DAO Report, supra note 12, at 1.
[40]	Id. at 4.

July 13, 2021	6

Exhibit A

any proposal for funding originated from an identifiable person or organization, and ensuring that smart contracts associated with any such proposal properly reflected the code the Contractor claims to have deployed on the Ethereum Blockchain.41 These Curators had ultimate discretion over whether proposals were submitted for voting by DAO Token holders as well as the order and frequency of such submissions, could “impose subjective criteria for whether the proposal should be whitelisted” for voting and even held the authority “to halve the default quorum necessary for a successful vote on certain proposals.”42

In finding that investors’ profits were to be derived from the DAO’s creators’ and Curators’ significant managerial efforts, the SEC highlighted that: (1) the DAO’s creators “held themselves out to investors as experts in Ethereum, the blockchain protocol on which the DAO operated, and told investors that they had selected persons to serve as Curators based on their expertise and credentials”; (2) the DAO’s creators closely monitored the platform and “addressed issues as they arose”; (3) “Slock.it told investors that it expected to put forth the first substantive profit-making contract proposal—a blockchain venture in its area of expertise”; (4) “[t]he expertise of the DAO’s creators and Curators was critical in monitoring the operation of [t]he DAO, safeguarding investor funds, and determining whether proposed contracts should be put for a vote”; (5) DAO Token holders’ voting rights were limited in that they could be exercised only with respect to proposals approved by the Curators; and (6) while Curators could be replaced pursuant to a proposal put forth by DAO Token Holders, such proposals were themselves subject to the broad control of the current Curators.43 The SEC voiced further concern over additional dynamics of the voting system which limited the real voting control held by DAO Token holders, in particular that in addition to being allowed to vote only on proposals approved by Curators, token holders were not provided with “sufficient information to permit them to make informed voting decisions,” and because DAO Token holders were anonymous, greatly dispersed and numbered in the thousands, it was difficult for them to organize and “consolidate their votes into blocs powerful enough to assert actual control.”44

The Digital Asset Framework suggests that the SEC takes into account how reliance on the efforts of others changes over the course of a digital asset’s life cycle, indicating that a digital asset that was at one time a security may no longer be a security at the time of later offers or sales, if the efforts of others are no longer important to the value of an investment in the digital asset.45 In this respect, the Digital Asset Framework is consistent with the views expressed by then-Director Hinman in 2018 when he explained that, “based on the present state of Ether, the Ethereum Network and its decentralized structure,” he did not believe that Ether was currently a security under the federal securities laws, notwithstanding earlier characteristics of Ether that may have weighed in favor of it being viewed as a security, such as its initial manner of sale and fundraising purpose.46 Director Hinman’s views were subsequently endorsed by the then-Chairman of the SEC in a letter to a member of the House Financial Services Committee.47 Chairman Clayton explained that “the analysis of whether a digital asset is offered or sold as a security is not static and does not strictly inhere to the instrument. A digital asset may be offered and sold initially as a security because it meets the definition of an investment contract, but that designation may change over time . . . if, for example, purchasers would no longer reasonably expect a person or group to carry out the essential managerial or entrepreneurial efforts.”48

[41]	Id. at 7-8, 13.
[42]	Id. at 8.
[43]	Id. at 12-13.
[44]	Id. at 13-15.
[45]	Digital Asset Framework, supra note 7.
[46]	See Hinman, supra note 16.
[47]	Chairman Jay Clayton, Letter to the Honorable Ted Budd (Mar. 7, 2019) (on file with Davis Polk).
[48]	Id. at 2.

July 13, 2021	7

Exhibit A

B.	Reves

The Reves test analyzes whether an instrument is a “note,” one of the enumerated types of instruments included in the various definitions of “security” in the federal securities laws. In Reves, the Supreme Court held that promissory notes paying a variable rate of interest and issued by an agricultural cooperative to raise money for its general business operations were “notes” under the federal securities laws.49

The Reves Court concluded that the term “any note” in the Exchange Act is not to be read literally: not all notes qualify as securities under the federal securities laws. To assess which notes do not qualify as securities, the Reves Court applied the “family resemblance test,” according to which “[a] note is presumed to be a ‘security,’ and that presumption may be rebutted only by a showing that the note bears a strong resemblance” to an instrument on a list of instruments that federal courts have previously determined are not “securities,” or by a showing that the new instrument under review should be added to that list, based on a four-factor test.50

Unlike the Howey test, which requires satisfaction of each element, the four factors comprising the Reves test are holistic in nature.51 The first factor assesses whether the seller of the instrument sought to raise money for the general use of a business enterprise or to finance substantial investments and whether “the buyer [was] interested primarily in the profit the note is expected to generate.”52 Second, if the plan of distribution of the instrument allows for “common trading for speculation or investment,” the instrument is more likely to be a security. Third, the reasonable expectations of the investing public may indicate an instrument is a security. Last, if “some factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument,”53 then application of the federal securities laws may be unnecessary.

There is little judicial precedent or SEC enforcement activity applying the Reves test to digital assets. However, in a 2019 no-action letter, the Commission staff agreed that “tokenized” jet cards issued by an air carrier to be used by consumers to purchase air charter services were not “notes” under Reves.54 In that instance, funds paid for a digital token were held in escrow and each token was fully backed by funds held at an insured depository institution.55 Further, the tokens would not be marketed to the public as profit-generating investments.56

[49]	Reves v. Ernst & Young, 494 U.S. 56 (1990)
[50]	Id. at 64-65, 67.
[51]

The enumerated list of notes that are not securities are: “the note delivered in consumer financing, the note secured by a mortgage on a home, the short-term note secured by a lien on a small business or some of its assets, the note evidencing a ‘character’ loan to a bank customer, short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open account debt incurred in the ordinary course of business (particularly if, as in the case of the customer of a broker, it is collateralized),” id. at 65 (quoting Exch. Nat. Bank of Chicago v. Touche Ross & Co., 544 F.2d 1126, 1138 (2d Cir. 1976)) and “notes evidencing loans by commercial banks of current operations,” id. (quoting Chem. Bank v. Arthur Andersen & Co., 726 F.2d 930, 939 (2d Cir. 1984)).

[52]	Id. at 66.
[53]	Id. at 67.
[54]	See TurnKey Jet No-Action Letter, supra note 36.
[55]	Incoming Letter, TurnKey Jet, Inc. (Apr. 2, 2019), at 13, https://www.sec.gov/divisions/corpfin/cf-noaction/2019/turnkey-jet-040219-2a1-incoming.pdf.
[56]	Id.

July 13, 2021	8

Exhibit A

C.	Other Instruments Included Within the Definition of Security

To this point, the SEC’s analysis of whether a digital asset is a security has focused primarily on the “investment contract” and, to a lesser extent, “any note” portions of the definition of security. It is possible however, that given the lengthy list of instruments included within the definition of a security, the SEC or a private plaintiff may attempt to argue that a digital asset is a security by virtue of being one of the other instruments that fall within the scope of the federal securities laws, even if the Howey test is not satisfied. Based on Supreme Court precedent, we believe that an asset that is not a traditional equity or debt instrument, an investment contract under Howey, or a note under Reves is unlikely to be considered a security under one of the other instruments included within the definition of “security.” The Court has explained that “the Howey test, which has been used to determine the presence of an investment contract, ‘embodies the essential attributes that run through all of the Court’s decisions defining a security.’”57 Accordingly, the following Annexes focus on the Howey test, and the Reves test where appropriate.

*     *     *

Annexes

A	*
B	*
C	*
D	ETC	September 22, 2021

* Intentionally omitted

[57]	Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558 n. 11 (1979) (quoting Forman, 421 U.S. at 852 n.16).

July 13, 2021	9

Exhibit A

Annex D

ETC

Analyzed as of September 22, 2021

This Annex D to the Base Memorandum analyzes a digital asset known as Ethereum Classic, or “ETC”, under the federal securities laws. Section I of this Annex D describes the history of the Ethereum Classic Network and the ETC digital asset. Section II explains why, subject to the qualifications and assumptions described herein and in the Base Memorandum, we believe the Sponsor has a reasonable basis for its conclusion that ETC should not be a security under the federal securities laws. Finally, Section III explains why the Sponsor should have a reasonable basis for its conclusion that the Grayscale Ethereum Classic Trust, which was organized by the Sponsor in 2017 to hold ETC, should not be treated as an “investment company” under the Investment Company Act.

I.	Overview of ETC

Ethereum Classic is a decentralized blockchain platform that lets anyone build and use decentralized applications that run on blockchain technology.58 ETC is the native digital asset of the Ethereum Classic blockchain platform. Because ETC is the “continuation of the unaltered history of the original Ethereum chain,”59 we begin by describing the history and functioning of the Ethereum Network and its digital asset, called Ether (“ETH”).

A.	ETH and the Ethereum Network

1.	Background

The backbone of the Ethereum Network is a digital-asset transfer system that is peer-to-peer, open source, permissionless and decentralized.60 The transfer system uses a secure public ledger to record the transfer of its native digital asset, ETH, which can be mined using a process similar to BTC mining.61

ETH was originally proposed in a white paper published by Vitalik Buterin in December 2013, describing the feasibility of Ethereum technology.62 In response to the white paper, a group of interested developers gathered and made a plan for creating the Ethereum Network. In April 2014, Gavin Wood published detailed technical specifications for the “Ethereum Virtual Machine.”63 Anyone who followed the specifications was able to develop a compatible Ethereum client, leading eventually to seven different client implementations by different groups of developers.64 In June 2014 the Ethereum Foundation was formed as a Swiss non-profit foundation to manage the ETH pre-sale.65 The terms of the pre-sale agreement provided

[58]	Ethereum Classic, What is ETC, https://ethereumclassic.org/knowledge/what-is-etc.
[59]	Ethereum Classic, https://ethereumclassic.org/.
[60]	What is Ethereum?, ETHEREUM HOMESTEAD (2016), http://ethdocs.org/en/latest/introduction/what-is-ethereum.html.
[61]	Mining, ETHEREUM HOMESTEAD (2016), http://ethdocs.org/en/latest/mining.html.
[62]	Vitalik Buterin, A Next Generation Smart Contract and Decentralized Application Platform (2013), https://github.com/snordenstorm/wiki/wiki/Old-Ethereum-Whitepaper.
[63]

Smart contracts, one of the key functionalities of ETH, are compiled into code that is understandable by the Ethereum Virtual Machine, as described below. See Gavin Wood, Ethereum: A Secure Decentralised Generalised Transaction Ledger (Jan. 2014), http://gavwood.com/Paper.pdf.

[64]

See Choosing a Client: Why Are There Multiple Ethereum Clients?, ETHEREUM HOMESTEAD (2016), http://www.ethdocs.org/en/latest/ethereum-clients/choosing-a-client.html#why-are-there-multiple-ethereum-clients.

[65]

It appears that the presale may have been conducted through a separate legal entity that contributed funds to the Ethereum Foundation and then dissolved upon the conclusion of the pre-sale; for simplicity “Ethereum Foundation” is used to refer to both entities, see History of Ethereum, ETHEREUM HOMESTEAD (2016), http://ethdocs.org/en/latest/introduction/history-of-ethereum.html; Terms and Conditions of the Ethereum Genesis Sale, ETHEREUM.ORG (July 21, 2014) at 3, https://github.com/ethereum/www/blob/master-postsale/src/extras/pdfs/TermsAndConditionsOfTheEthereumGenesisSale.pdf (“EthSuisse will be liquidated shortly after creation of genesis block, and EthSuisse anticipates (but does not guarantee) that after it is dissolved the Ethereum Platform will continue to be developed by persons and entities who support Ethereum, including both volunteers and developers who are paid by nonprofit entities interest in supporting the Ethereum Platform”).

D-1

Exhibit A

Annex D

ETC

that anyone who delivered BTC during a particular window between July and September 2014 would receive a given quantity of ETH when the network officially launched.66 Approximately 60 million ETH were exchanged for approximately 30,000 BTC.67 An additional 12 million ETH were retained by the Foundation.68 The Ethereum Network launched on June 30, 2015 and ETH was released to pre-sale purchasers.69 After this initial sale of ETH, no market participant, including the Ethereum Foundation, has the ability to create new ETH other than through mining.70

2.	The 2016 DAO Attack and the ETH-ETC Split

In April 2016 a German corporation called Slock.it created The DAO, a distributed autonomous organization.71 Slock.it, through The DAO, issued DAO Tokens in exchange for ETH, ultimately raising approximately $150 million.72 On June 17, 2016, an unknown attacker “began rapidly diverting ETH from the DAO, causing approximately 3.6 million ETH” to be moved from The DAO’s Ethereum blockchain address to the Ethereum address of the attacker73 (the “DAO Attack”).

Following the DAO Attack, Slock.it’s co-founders and others endorsed a hard fork of the Ethereum blockchain,74 in order to move ETH funds tied to The DAO to a new smart contract that would permit DAO Token holders who adopted the hard fork to exchange their DAO Tokens for ETH, and thus avoid losing the ETH they had invested in DAO Tokens.75 Upon its completion, Mr. Buterin released a blog post saying that the Ethereum Foundation “would like to congratulate the Ethereum community on a successfully completed hard fork.”76 Mr. Buterin stated that roughly 85% of ETH miners chose to mine on the fork.77

Not all members of the Ethereum community agreed with the decision to adopt a hard fork. In their view, adoption of the hard fork and the reversal of the actions of the DAO attacker, would “run counter to the concept that a blockchain is immutable.”78 This group believed that the Ethereum blockchain should continue in its unaltered form, and should not attempt to undo the effects of the DAO Attack. Embracing the view that “Code is Law,” supporters of Ethereum Classic explained their views as follows:79

[66]	See Terms and Conditions of the Ethereum Genesis Sale, supra note 66.
[67]	See History of Ethereum, supra note 66.
[68]

See Vitalik Buterin, Launching the Ether Sale, ETHEREUM BLOG (July 22, 2014), https://blog.ethereum.org/2014/07/22/launching-the-ether-sale (“There are two endowment pools, each 0.099x the initial quantity of ETH sold, that will be allocated in the first case to early contributors to the project and in the second case to a long-term endowment to our non-profit foundation”); see also Terms and Conditions of the Ethereum Genesis Sale, supra note 66, at 8 (describing the intended use of the retained ETH).

[69]	See History of Ethereum, supra note 66.
[70]

At the time of the pre-sale, it was expected that within three years approximately 40% of all ETH in circulation would have been generated through mining, and within ten years approximately 70% of all ETH in circulation would have been generated through mining. See Terms and Conditions of the Ethereum Genesis Sale, supra note 66, at 9.

[71]

SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207, https://www.sec.gov/litigation/investreport/34-81207.pdf (July 25, 2017) (the “DAO Report”).

[72]	Id at 6.
[73]	Id at 9.
[74]	Id.
[75]	Id. at 9-10.
[76]	Vitalik Buterin, Hard Fork Completed (July 20, 2016), https://blog.ethereum.org/2016/07/20/hard-fork-completed/.
[77]	Id.
[78]	DAO Report at 9, n. 32.
[79]	Ethereum Classic, Code is Law and the Quest for Justice (Sept. 8, 2016), https://ethereumclassic.org/blog/2016-09-09-code-is-law.

D-2

Exhibit A

Annex D

ETC

Code is law on the blockchain. In the sense, all executions and transactions are final and immutable. So, from our (Ethereum Classic supporters) standpoint by pushing the DAO hard fork broke the “law” in the sense that they imposed an invalid transaction state on the blockchain. . . .

On Ethereum blockchain, a Turing complete code operates with a very real and tangible value. Because of this, there is always a potential for mistakes and unintended outcomes. There will always be transactions and code execution results that someone is not happy about. There will be conflicts and disagreements, there will be code vulnerabilities and exploits, there will be scams and thefts, there will be all kinds of ugly things.

ETC thus split from ETH, with ETC continuing on the original unaltered Ethereum blockchain, and each holder of ETH prior to the fork effectively holding an equivalent number of ETC. In reality, the current asset known as ETH is a fork of ETC, which reflects the Ethereum transaction history without alteration to undo the DAO Attack.80 While the Ethereum Network has seen greater usage and development activity, both the Ethereum Network and the Ethereum Classic Network continue to operate separately.

3.	SEC Staff Views on ETH

As noted in the Base Memorandum, in June 2018 the SEC’s then Director of the Division of Corporation Finance, William Hinman, delivered a speech explaining why, “based on the present state of Ether, the Ethereum Network and its decentralized structure,” he did not believe that Ether was currently a security under the federal securities laws, notwithstanding earlier characteristics of Ether and its manner of distribution that may have weighed in favor of it being viewed as a security, such as its initial manner of sale and fundraising purpose.81 For this reason, the SEC staff member explained that it was appropriate to “put[] aside” ETH’s initial sale through an ICO, and in so doing expressed the view that “current offers and sales of Ether are not securities transactions.”82

B.	ETC and the Ethereum Classic Network

1.	General Functionality of Protocol

Like the Ethereum blockchain, the Ethereum Classic blockchain supports smart contracts and decentralized applications. According to a blog post83 published on Ethereum Classic’s website,84 building applications on the Ethereum Classic blockchain offers several benefits as compared to building and running those applications on the world wide web. Potential benefits include greater security, censorship resistance and reliability. Moreover, because the Ethereum Classic blockchain is public, it is auditable by anyone at any time.

[80]

For a complete history of the events leading up and to following the split, refer to Ethereum Classic’s “historical account of the formative events that created and defined Ethereum Classic,” available here: https://ethereumclassic.org/knowledge/roadmap.

[81]	See Hinman, supra note 16.
[82]	See id.
[83]	Ethereum Classic, Why Would I Choose to Run My Application on Ethereum Classic Instead of the World Wide Web? (Dec. 5, 2016), https://ethereumclassic.org/blog/2016-12-06-why.
[84]

Although professional in appearance, the Ethereum Classic website, like the Ethereum Classic Network itself, appears to be open-source and not controlled by any single entity or group of developers, and users can develop and post their own content. See Github, https://github.com/ethereumclassic/ethereumclassic.github.io#general-instructions (“Become a contributor to the ethereumclassic.org website!”).

D-3

Exhibit A

Annex D

ETC

ETC can be used to pay for goods and services, including “gas” for computational power on the Ethereum Classic Network, or it can be converted to fiat currencies. Furthermore, the Ethereum Classic Network also allows users to write smart contracts. Using smart contracts, users can create markets, store registries of debts or promises, represent the ownership of property, move funds in accordance with conditional instructions and create digital assets other than ETC on the Ethereum Classic Network. The operation of transactions and smart contract operations on the Ethereum Classic blockchain require users to make payment of ETC as “gas.”

A number of decentralized apps and protocols have been built on the Ethereum Classic Network.85 Notable apps include several online games, tools for identification and authorization, tools to facilitate interoperability with other digital assets, financial applications, and other miscellaneous projects. Over 1,000 merchants currently accept ETC for payment.86

The number of apps and protocols built on Ethereum Classic is expected to grow over the next few years, in part because of the protocol upgrades described below which have enabled teams developing on the Ethereum Network to easily add Ethereum Classic to their projects. In addition, supporters of Ethereum Classic believe that ultimately the Ethereum Classic Network will prove to be safer and more stable than the Ethereum Network,87 which could also lead to developers using to create projects involving ETC rather than ETH.

2.	Initial Manner of Sale and Current Means of Acquisition[88]

Because, as noted above, following the Ethereum Network hard fork all holders of ETH owned both ETH and ETC, some current holders of ETC may hold their ETC as a result of having held ETH at the time of the hard fork. For completeness, then, it is appropriate to discuss ETH’s initial manner of distribution, even though as discussed below that initial manner of distribution is of limited, if any, relevance to the Howey analysis of ETC in its current form.

Unlike certain digital assets like BTC, ETH was not created solely through mining. Instead, 72 million ETH were created in connection with the launch of the Ethereum Network. Sixty million of these ETH were sold to the public in a 2014 crowd sale, while the remainder were allocated to the Ethereum Foundation and various Ethereum Network developers. Thus, a portion of currently existing ETC, like a portion of currently existing ETH, was not originally created through mining.

Setting aside the ETH crowd sale, which occurred well before the hard fork, all ETC is currently only created, and since the hard fork has only been created, through mining. The supply of new ETC is mathematically controlled so that the number of ETC grows at a limited rate pursuant to a pre-set schedule.

[85]

See Ethereum Classic, Apps and Protocols, https://ethereumclassic.org/ecosystem/apps-and-protocols (listing 20 different apps and protocols). See also Dapp Direct, Ethereum Classic Dapps, https://dappdirect.net/ (listing 43 decentralized applications built using ETC and the Ethereum Classic Network).

[86]	Cryptwerk, Ethereum Classic Directory, https://cryptwerk.com/pay-with/etc/.
[87]	Donald McIntyre, Ethereum Classic v. Ethereum 2.0, What Is the Difference (July 23, 2019), https://etherplan.com/2019/07/23/ethereum-classic-vs-ethereum-2-0-what-is-the-difference/8425/.
[88]

Unless otherwise noted, facts in this section are drawn from the Information Statement for the Grayscale Ethereum Classic Trust (ETC) filed by the Sponsor with the Commission on September 3, 2021. https://www.sec.gov/Archives/edgar/data/1705181/000119312521265073/d200515dex991.htm

D-4

Exhibit A

Annex D

ETC

The number of ETC awarded for solving a new block is automatically reduced by 20% after every five million blocks that are added to the Ethereum Classic blockchain. Accordingly, the original ETC block reward of 4 ETC was reduced to 3.2 ETC per block at block number five million on March 16, 2020, and will be reduced another 20% every five million blocks thereafter.

The total ETC that may ever be created is capped at 230 million. Given the block reward reduction mechanism described above, it is estimated that total ETC supply will ultimately reach a level of approximately 210 million ETC in approximately 2070, and the supply of ETC will level off around that amount thereafter. As of June 30, 2021, approximately 116.3 million ETC were outstanding.

In addition to mining, there is also an active secondary market in ETC. Ethereum Classic’s website includes a number of “Investor Resources for ETC Investment Analysis.”89 Resources linked to on the Ethereum Classic website include, among others: 90

•

A June 2018 research report on ETC prepared by the Sponsor, which Ethereum Classic’s website describes as explaining “the investment opportunity that ETC presents as a store-of-value commodity that can power the internet of things, and how a strategic allocation to ETC can improve the efficiency of investor portfolios.”

•	An analysis entitled “Why Does Ethereum Classic Have Value?”, which the Ethereum Classic website describes as “examin[ing] the value proposition of ETC and why the network has fundamental value”.

•	A third-party analysis entitled “The Logic of why Ethereum Classic will Rise 1000x in the Medium to Long Tem”, linked to without further explanation.

The Ethereum Classic website also includes a non-exhaustive list of “services that allow you to purchase or trade ETC,”91 accompanied by a list of “ETC price sources.”92

3.	Governance/Decentralization[93]

The Ethereum Classic Network is an open source project with no official developer or group of developers that controls it. However, historically the Ethereum Classic Network’s development has been overseen by a core group of developers that have been affiliated with ETC Labs, ETC Core, Ethereum Classic Cooperative94 and/or IOHK Gronthendieck Team.95 The core developers are able to access and alter the Ethereum Classic Network source code and, as a result, they are responsible for quasi-official releases of updates and other changes to the Ethereum Classic Network’s source code.

[89]	Ethereum Classic, FAQs, https://ethereumclassic.org/knowledge/faqs.
[90]	Ethereum Classic, Investor Resources, https://ethereumclassic.org/knowledge/investor.
[91]	Ethereum Classic, Exchanges, https://ethereumclassic.org/ecosystem/exchanges.
[92]	Id.
[93]

As in the section above, unless otherwise noted, facts in this section are drawn from the Information Statement for the Grayscale Ethereum Classic Trust (ETC) filed by the Sponsor with the Commission on September 3, 2021. See note 88.

[94]

We understand from publicly available materials and materials provided to us by the Sponsor that the Ethereum Classic Cooperative, which provides (non-exclusive) funding for the ETC ecosystem, includes on its Board of Directors at least two individuals employed by the Sponsor or its affiliates. See Ethereum Classic Cooperative, ETC Cooperative AGM 2020—new governance in place (Mar. 17, 2020), https://etccooperative.org/posts/2020-03-17-etc-cooperative-agm-2020-new-governance/.

According to its publicly available budget, the sole projected source of revenue for the Ethereum Classic Cooperative in 2021 will be fees payable by Grayscale, amounting to approximately $814,000. On the expense side, the Cooperative’s projected largest sources of expenses are staff salaries (approximately $662,000 in total) and development, protocol and partnership activities (approximately $207,900 in total). See Ethereum Classic Cooperative, 2021 Budget, https://etccooperative.org/ETC-Coop-Q1-2021-Budget.xlsx.

For summary of the activities of the Ethereum Classic Cooperative in 2020, see the Cooperative’s 2020 Retrospective, available here: https://etccooperative.org/ETC-Cooperative-Retrospective-2020.pdf.

[95]	Additional development teams are listed under “Participants” on the Ethereum Classic website: https://ethereumclassic.org/.

D-5

Exhibit A

Annex D

ETC

Upgrades to the Ethereum Classic Network’s source code are often intended to keep ETC interoperable with Ethereum. For example, in September 2019, a network upgrade called Atlantis was implemented. The purpose of Atlantis, like Ethereum’s Byzantium, was to increase the privacy and security of the Ethereum Classic Network. In January 2020, a network upgrade called Agharta was implemented and included Ethereum’s Constantinople and Petersburg protocol upgrades to allow Ethereum Classic to be more interoperable with Ethereum. In June 2020, Ethereum Classic Network core developers implemented the Phoenix hard fork. The Phoenix hard fork is an upgrade of consensus among stakeholders in the Ethereum Classic community and enhanced the Ethereum Virtual Machine capabilities to make Ethereum and Ethereum Classic fully compatible for the first time. Phoenix is inclusive of Ethereum’s Istanbul upgrades and makes the network more resistant to DDoS attacks, enables greater ETC and Zcash interoperability as well as other Equihash-based proof of work digital assets, and increases the scalability and performance for solutions on zero-knowledge privacy technology.

The release of updates to the Ethereum Classic Network’s source code does not guarantee that the updates will be automatically adopted. Users and miners must accept any changes made to the Ethereum Classic Network source code by downloading the proposed modification of the Ethereum Classic Network’s source code. A modification of the Ethereum Classic Network’s source code is effective only with respect to the Ethereum Classic users and miners that download it. If a modification is accepted by only a percentage of users and miners, a fork in the Ethereum Classic Network will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Consequently, as a practical matter, a modification to the source code becomes part of the Ethereum Classic Network only if accepted by participants collectively having most of the processing power on the Ethereum Classic Network.

II.	Howey Analysis

As noted in the Base Memorandum, a digital asset must satisfy each of the four Howey prongs in order for the digital asset to be a security under the federal securities laws. Accordingly, this section analyzes ETC under each prong of the Howey test.96

[96]

Because the key characteristics of ETC do not resemble those of an instrument that is likely to be, or could arguably be called, a “note” under the federal securities laws, this ETC Annex does not analyze ETC under Reves.

D-6

Exhibit A

Annex D

ETC

A.	Investment of Money

To constitute an investment of money under Howey, “the person found to have been an investor [must have chosen] to give up a specific consideration in return for a separable financial interest with the characteristics of a security.”97 Since the hard fork of ETH and the creation of ETC, each ETC that has been or will be created was or will be awarded automatically to a miner for contributing computational power to secure the network. An initial recipient of ETC who acquires ETC in this manner does not “give up a specific consideration” in exchange for the ETC.

To be sure, ETC miners, like miners of gold, exert effort, purchase durable goods (computers) and use electricity in order to run the software that generates ETC. However, these are primarily investments of labor and related resources, not money. As described by the Supreme Court, when “an employee is selling his labor primarily to obtain a livelihood, [he] is not making an investment.”98 In Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel,99 the Court held employees who received pension plan participations in return for their labor did not invest money for purposes of the Howey test: “[o]nly in the most abstract sense may it be said that an employee ‘exchanges’ some portion of his labor in return for these possible benefits.”100 The Court also emphasized that in all cases where an arrangement was found to have been a security, “the purchaser gave up some tangible and definable consideration.”101

In the case of ETC miners, it is difficult, if not impossible, to define the value of their contributions in labor and resources expended. The opportunity cost of each person’s labor will be different and so will each miner’s skill and efficiency in selecting equipment and programming or choosing their mining software.102 A miner’s labors could be fruitless or could succeed, based upon his or her own efforts. Overall, the facts and circumstances surrounding ETC miners’ efforts to secure ETC are not the type of “tangible and definable consideration” courts have found to fulfill the “investment of money” element of the Howey test.103

The miner’s efforts are also not similar to the employee contributions in a voluntary and contributory stock ownership plan held to be a security in Uselton v. Commercial Lovelace Motor Freight, Inc.104 There, the Tenth Circuit held there was an investment of money because the employees “contribute[] their legal right to a portion of their wages to [their employer] in return for the right to acquire [the employer’s stock through the stock ownership plan] and to participate in [the employer’s] profit-sharing plan.”105 The employees were thus giving up the “tangible and definable consideration” considered to fulfill this element; because, but for their contributions to the plan, the amount of the contributions was guaranteed to be paid to them at the end of every pay cycle. In contrast, ETC miners do not give up a “right” to any definable amount of income, nor can it be said that they are guaranteed the opportunity cost of their labor but for their time mining ETC.

[97]	Daniel, 439 U.S. at 559 (holding an employee’s exchange of part of his labor for contributions to a pension plan was insufficient to constitute an investment of money).
[98]	Id. at 560.
[99]	Id. at 551.
100	Id. at 560.
101	Id. (emphasis added).
102

We note that while mining is not definable consideration, a “mining contract” pursuant to which a person pays money for a share of potential mining profits may be. See Complaint at 10-11, SEC v. Homero Joshua Garza, GAW Miners, LLC, and ZenMiner, LLC, No. 3:15-cv-01760 (D. Conn. 2015) (complaint by SEC against individuals who sold shares in a virtual currency mining venture).

103	Daniel, 439 U.S. at 560 (using “tangible and definable consideration” concept); Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 575 (10th Cir. 1991) (same).
104

Commercial Lovelace, supra note 104, 940 F.2d at 574-75 (“[T]he ‘investment’ may take the form of ‘goods and services,’ or some other ‘exchange of value,’” but nonetheless must be “tangible and definable consideration.” (citations omitted)).

105	See id. at 575.

D-7

Exhibit A

Annex D

ETC

The distinction becomes even clearer under the conceptualization used by the Ninth Circuit, which has held that “an investment of money” means “the investor must commit his assets to the enterprise in such a manner as to subject himself to financial loss.”106 In Hector v. Wiens, for example, the Ninth Circuit held a promissory note to a bank was an investment of money because “[w]hen the investment went sour, plaintiff was still liable on the promissory note and hence was subject to financial loss.”107 In the case of ETC, any financial risk is not based upon the success of the enterprise as a whole, but associated with the miner’s independent success at generating ETC and subsequent decision to sell, hold or use the generated ETC.

The fact that a portion of currently existing ETC was originally distributed to holders through the original ETH crowd sale should have no bearing on the current investment of money analysis. As Mr. Hinman explained, the proper lens through which a Howey analysis must be conducted is the “present state” of the digital asset, and for that reason ETH is not a security, “notwithstanding earlier characteristics of Ether that may have weighed in favor of it being viewed as a security, such as its initial manner of sale.”108 To the extent this analysis was applicable to ETH, it is all the more applicable to ETC, which is not affiliated with the Ethereum Foundation that received the proceeds from the initial ETH sale.

For all of the foregoing reasons, we believe it is reasonable for the Sponsor to conclude that the “investment of money” prong is not satisfied with respect to ETC.

B.	In a Common Enterprise

As noted in the Base Memorandum, the Digital Asset Framework produced by the SEC staff does not view the common enterprise prong of Howey as a separate prong requiring its own analysis, and in any case asserts that investments in digital assets generally constitute investments in common enterprises “because the fortunes of digital asset purchasers have been linked to each other or to the success of the promoter’s efforts.”109 It is not clear how applicable the staff’s views are here, given that all ETC is currently generated through mining and thus there are no “purchasers” of ETC in many instances.

In any event, assuming, consistent with Howey as applied by the federal courts, that the common enterprise prong of Howey should be analyzed as a separate prong of the Howey analysis, the decentralized nature of the Ethereum Classic Network should preclude either horizontal commonality among network participants or vertical commonality with promoters.

For horizontal commonality to exist, parties must have pooled their money to fund a venture in which they will share profits and losses on a pro rata basis.110 For ETC, the essential element of pooling is missing: no funds are aggregated either to create or to maintain ETC, nor are proceeds pooled together for the use of a central development company.

106

See Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976); see also Gary Plastic Packaging v. Merrill Lynch, Pierce, 756 F.2d 230, 239 (2d Cir. 1985) (stating risk of loss requirement results from Marine Bank v. Weaver, 45 U.S. 551 (1982)).

107	Wiens, supra note 107, 533 F.2d at 432-33.
108	Hinman, supra note 16.
109	Digital Asset Framework at note 11.
110	See, e.g., U.S. SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).

D-8

Exhibit A

Annex D

ETC

Although ETC owners share pro rata in price fluctuations, the decentralization of the Ethereum Classic Network means there is no “common enterprise,” as that term is commonly understood, responsible for generating these profits or losses. The value of ETC is based upon supply and demand—what purchasers are willing to pay and sellers are willing to accept—which in turn may be affected by participants’ expectations regarding the acceptance and use of ETC. Although a “community” of ETC users and developers has developed and their actions may affect the value of ETC—such as by creating new use cases and creating mainstream acceptance—these independent actions by disparate self-motivated and unaffiliated actors are not the sort of horizontal commonality that gives rise to a security under the Howey test. The fact that the Ethereum Classic Network, prior to the hard fork, may at one point have benefitted from pooled funds generated by ETH’s crowd sale should have no bearing on the above analysis for the reasons Mr. Hinman explained in 2018.

The lack of a common enterprise is underscored by the competition among miners to procure ETC, which stands in contrast to investors cooperating in common enterprises. Each miner seeks the most efficient and effective way to mine ETC so that he or she will have a better chance at adding the next block to the blockchain and receiving the ETC reward. Miners may have a shared interest in seeing improvements to the system in general, but miners act independently and not in common—miners often disagree about whether to adopt proposals for network improvements. Because any fundamental change to the Ethereum Classic Network takes effect only if network participants independently adopt it, participants who oppose a change can simply not do so. As a result, the success of the network, and therefore ETC itself, is the result of a divergent group of independent actors, not a common enterprise.

As for vertical commonality, because ETC is now only generated by miners, rather than issued and sold by promoters, the decentralized nature of the Ethereum Classic Network means that there is no identifiable promoter or centralized manager and ETC does not exhibit any vertical commonality between investors and promoters. Miners who generate ETC have not purchased ETC from any promoter and therefore have no one with whom to have vertical commonality. Those that purchase ETC directly or indirectly from a miner in the secondary market may rely upon the existence of miners, as a group, to ensure that the Ethereum Classic Network continues to function. But, given its decentralized nature, the value of ETC does not depend upon the existence or actions of any particular miner, nor are an ETC holder’s fortunes in any sense linked to the particular miner who mined the ETC. Purchasers also do not have vertical commonality with ETC’s initial or continuing developers. As further discussed regarding the “efforts of others” below, ETC purchasers may continue to use the network as it existed at the time they purchased ETC and are neither promised nor can reasonably rely upon any future development efforts.

Accordingly, regardless of whether the horizontal or vertical commonality test is applied, we believe it is reasonable for the Sponsor to conclude that holders of ETC are not part of a common enterprise within the meaning of Howey.

C.	Made with a Reasonable Expectation of Profits

As the Supreme Court held in United Housing v. Forman, where a purchaser is not “‘attracted solely by the prospects of a return’ on his investment . . . [but] is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”111 As a result, whether purchasers of a digital asset have an “expectation of profits”—as opposed to an expectation of actual functional use—is frequently a key element under Howey that distinguishes those digital assets that are securities from those that are not.

111	Forman, 421 U.S. at 852-53.

D-9

Exhibit A

Annex D

ETC

Fundamentally, ETC enables holders to utilize the smart contract functionality of the Ethereum Classic Network. This capability is precisely the type of consumption that renders the securities laws inapplicable.112 Even taking into account “the economic realities underlying a transaction,”113 ETC nonetheless stands out for its practical uses. As discussed above, a number of applications spanning a number of different fields have been built on top of the Ethereum Classic Network, and ETC is currently accepted as a means of payment by more than 1,000 merchants. These uses demonstrate the actual consumptive uses that ETC is intended to have, and does have.

These uses also distinguish ETC from tokens often at issue in SEC enforcement actions, which frequently have had uses that, at best, were speculative and only incidental to their function as a capital raising devices. For instance, ETC’s demonstrated track record of consumptive use and functionality exists at a much greater level than was the case in recent enforcement actions involving Kik and Telegram.114

In each of Kik and Telegram, the defendant struggled to show that its digital asset was fully functional for the intended use. In each case, because the digital assets purported to be virtual currencies with no other functionality, their issuers would have needed to show at launch that a user base was eager to use and accept, and in fact would use and accept, an unbacked privately generated blockchain token as a general purpose currency. Even if eventually possible, at time of distribution these use cases were exceedingly speculative, difficult to demonstrate, and likely overstated. In each of Kik and Telegram, the court instead credited the SEC’s arguments that consumptive uses could not reasonably be expected by the purchasers. For example, the Telegram court faulted Telegram for failing to focus its Gram offering on, among others, “mass market individuals who need an alternative for fiat currency.”115 The court inferred from this fact that such individuals therefore were not likely to use Grams. Similarly, the Kik court cast doubt on Kik’s claims that Kin could be used to pay for “everyday digital services such as chat, social media and payments.”116 This mode of analysis set a high bar: Telegram and Kik were in essence required to prove that their purported digital currency could—at launch—serve as an alternative to the US dollar and other fiat currencies and immediately be useable, and would actually be used, in everyday payment activities. Here, as discussed above, and unlike in the cases involving Kik and Telegram, ETC is well past its initial method of distribution, and has ever since the ETH hard fork served as digital asset with real consumptive uses.

ETC is also very different from XRP, which is the subject of pending litigation brought by the SEC.117 Among other things, the SEC alleges that no significant non-investment use for XRP exists, and that indeed there is only one product in existence that “permits XRP use for any purpose.”118 This is clearly not the case here: there are, and have been for some time, numerous applications that permit (or indeed require) the use of ETC.

112	Forman, supra note 9, 421 U.S. at 852-53 (“[W]hen a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply” (citations omitted)).
113	Id. at 849.
114	SEC v. Telegram Group Inc., No. 19-cv-9439 (S.D.N.Y. March 24, 2020); SEC v. Kik Interactive Inc., No. 19-cv-5244 (S.D.N.Y. Sept. 30, 2020)
115	Telegram, supra note 115 at 29.
116	SEC v. Kik Interactive Inc., supra note 115 at 13.
117

SEC v. Ripple Labs, Inc. Bradley Garlinghouse and Christian A. Larsen, Case 1:20-cv-10832 (Dec. 12, 2020), https://www.sec.gov/litigation/complaints/2020/comp-pr2020-338.pdf (hereafter, the “XRP Complaint”). To this point, neither the SEC’s factual allegations nor the legal theories underpinning them have been adopted or otherwise endorsed by a federal court and Ripple Labs and its executives continue to litigate the charges.

118	XRP Complaint at 58.

D-10

Exhibit A

Annex D

ETC

Finally, even though, as with most commodities, there are speculators who attempt to profit from fluctuations in the value of ETC, this fact standing on its own cannot mean that an asset gives its holders an expectation of profits under Howey.119 Even if some current holders have purchased ETC to speculate on potential increases in value (including because they saw statements on the Ethereum Classic website encouraging them to that effect), ETC would still not be a security if, like other commodities, it has real consumptive uses and its value is based on the supply and demand for consuming the commodity, rather than representing an investment in others’ efforts.120 Because this well describes ETC, we believe it is reasonable for the Sponsor to conclude that ETC does not provide its holders with a reasonable expectation of profits within the meaning of the Howey test.

D.	From the Efforts of Others

The final prong of the Howey test considers whether “the efforts made by those other than the investor [are] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”121

As Mr. Hinman explained:

[When a] network on which the token or coin is to function is sufficiently decentralized—where purchasers would no longer reasonably expect a person or group to carry out essential managerial or entrepreneurial efforts—the assets may not represent an investment contract. Moreover, when the efforts of the third party are no longer a key factor for determining the enterprise’s success, material information asymmetries recede. As a network becomes truly decentralized, the ability to identify an issuer or promoter to make the requisite disclosures becomes difficult, and less meaningful.122

Mr. Hinman’s analysis, offered in the context of BTC and ETH, applies with equal or greater force to ETC. Given the current decentralized control of ETC, the efforts of any single developer should not be viewed as key to the success of the Ethereum Classic Network. Owners of ETC do not rely upon an identifiable group or entity to support its value, and thus cannot be “entrusting the promoters with both the work and the expertise to make the investment pay off.”123 As with BTC and ETH, original and new developers of ETC can suggest changes, but miners and other participants need not adopt them. Rather than a centralized management group, the developers and users of the Ethereum Classic Network are a widely dispersed group of actors with divergent interests. In fact, as compared to Ethereum, Ethereum Classic is more decentralized. While we do not view the Ethereum Foundation as an “issuer” of ETH and many parties are

119

See Sinva, Inc. v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 253 F. Supp. 359, 367 (S.D.N.Y. 1966) (“The mere presence of a speculative motive on the part of the purchaser or seller does not evidence the existence of an ‘investment contract’ within the meaning of the securities acts. In a sense anyone who buys or sells a horse or an automobile hopes to realize a profitable ‘investment.’”). See also Balestra v. ATBCOIN LLC, 380 F. Supp. 3d 340, 355 (S.D.N.Y. 2019) (“Defendants are correct that ‘[t]he mere presence of a speculative motive on the part of purchaser or seller does not evidence the existence of an investment contract’”) (quoting Sinva).

120

See SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller); Noa v. Key Futures, Inc., 638 F.2d 77, 79 (9th Cir. 1980) (sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

121	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).
122	See Hinman, supra note 16.
123	Glen-Arden Commodities, Inc. v. Costantino, 403 F.2d 1027, 1035 (2d Cir. 1974).

D-11

Exhibit A

Annex D

ETC

involved in developing and supporting the Ethereum Network, the Ethereum Foundation is a primary identifiable party viewed as engaged in coordinating efforts. Ethereum Classic, in contrast, has no “foundation,” but several unaffiliated groups, such as ETC Labs, ETC Core, Ethereum Classic Cooperative and IOHK Gronthendieck Team are known to engage in Ethereum Classic development.

As noted through this Annex D, the SEC staff has already concluded that ETH is in current form is not a security. The SEC staff was comfortable reaching this conclusion even though the Ethereum Foundation continues to play in a role in the development of the Ethereum Network. The same conclusion should apply to ETC and the Ethereum Classic Network, notwithstanding the presence of the Ethereum Classic Cooperative and other developers. Although the Ethereum Classic Cooperative and other entities may be identified as contributing in various ways to the development of the Ethereum Classic Network, these limited and non-exclusive contributions should not be viewed as changing the fundamental reality that development of the Ethereum Classic Network depends on a decentralized group of users.

For this reason, it cannot be said that purchasers of ETC are relying upon the essential managerial efforts of others by buying “additional services absolutely necessary to the turning of the promised profit.”124 Although ETC exhibits a slightly more structured community than BTC, like BTC owners and the gold coin buyers in Belmont Reid, owners of ETC possess an instrument whose price depends upon the global ETC market. That market is influenced by the collective efforts of unaffiliated developers and miners, but no one person or entity is “absolutely necessary” to such market. Although it is true that some of the developers of the Ethereum Classic Network continue to influence other developers and therefore future improvements to the network, this influence is exercised solely through the ability of these developers to persuade others to agree, not through any formal managerial position in the enterprise. Developers can only make suggestions; it is up to the multitude of ETC users to decide whether these suggestions should be implemented. As a result, we believe it is reasonable for the Sponsor to conclude that holders of ETC are not relying upon the efforts of others under the Howey test.

III.	Investment Company Act Analysis

As noted in the Base Memorandum, the federal courts have held that the “elements of Howey are also applicable to the [Investment Company Act].”125 Accordingly, because the Sponsor has reasonable grounds to conclude that ETC is not a security under Howey for purposes of the Securities Act and the Exchange Act,126 we believe the Sponsor can also reasonably conclude that ETC is not a security for purposes of the Investment Company Act.

Because ETC is not a security, and because the activities of the Grayscale Ethereum Classic Trust are limited to investing substantially all of its assets in ETC and certain associated activities,127 the Grayscale Ethereum Classic Trust does not meet any of the definitions of investment company under Section 3 of the Investment Company Act.128 This conclusion is consistent with the position the SEC staff has taken with respect to other companies that invest substantially all of their assets in digital assets that are not securities.129

124	Id. (emphasis added).
125	SEC v. Banner Fund Int’l, 211 F.3d 602, 614 at n* (D.C. Cir. 2000).
126	See note 1 to the Base Memorandum (explaining that the definitions of security under these acts are treated the same).
127

Specifically, the activities of the Grayscale Ethereum Classic Trust are limited to (i) issuing Baskets in exchange for ETC transferred to the Trust as consideration in connection with the creations, (ii) transferring or selling ETC, Incidental Rights and IR Virtual Currency as necessary to cover the Sponsor’s Fee and/or any Additional Trust Expenses, (iii) transferring ETC in exchange for Baskets surrendered for redemption (subject to obtaining regulatory approval from the SEC and approval from the Sponsor), (iv) causing the Sponsor to sell ETC, Incidental Rights and IR Virtual Currency on the termination of the Trust, (v) making distributions of Incidental Rights and/or IR Virtual Currency or cash from the sale thereof and (vi) engaging in all administrative and security procedures necessary to accomplish such activities in accordance with the provisions of the Trust Agreement, the Custodian Agreement, the Index License Agreement and the Participant Agreements. See note 88.

128	See 15 U.S.C. § 80a–3.
129

See Re: Cipher Technologies Bitcoin Fund Registration Statement on Form N-2 (filed May 13, 2019) Pre-Effective Amendment No. 1 (filed Sept. 11, 2019), File No. 811-23443 (Oct. 1, 2019), https://www.sec.gov/Archives/edgar/data/1776589/999999999719007180/filename1.pdf (staff explaining that because Cipher intends to invest substantially all of its assets in BTC, and because BTC is not a security, Cipher does not meet the definition of an “investment company” under the Investment Company Act).

D-12

Exhibit A

Annex D

ETC

IV.	Conclusion

As Mr. Hinman made clear in 2018, application of Howey to a digital asset must consider whether “[a]pplying the disclosure regime of the federal securities laws to the offer and sale” of the digital asset would do more than “add little value.”130 In other words, if an investor’s return of profits depends upon the efforts of an identifiable third party, increasing the availability of material information about the third party’s “background, financing, plans, financial stake and so forth”131 makes sense because absent these disclosures, “significant informational asymmetries may exist between the management and promoters of the enterprise on the one hand, and investors and prospective investors on the other hand,”132 which puts investors at risk. Conversely, application of the securities laws would make little sense where the network on which a digital asset functions is sufficiently decentralized so that the efforts of an identifiable third party/AP are no longer a key factor, and purchasers of the digital asset no longer face significant information asymmetries vis-à-vis a third party upon whom they rely.

In this case, even assuming that imposing a disclosure obligation on the decentralized community of ETC developers were to be theoretically possible, such a disclosure obligation would not serve the purposes of the securities laws because it would it fail to provide helpful information to token holders. This is because, as discussed above, none of the developers which contribute to the Ethereum Classic Network, “core” developers or otherwise, have the power to effect changes to the underlying protocols. That power lies with holders of ETC.

Were a current Ethereum Classic Network developer to cease operations, unaffiliated developers would continue their work on these protocols. Indeed, as the Ethereum Classic website’s list of ETC development teams demonstrates,133 various developers have come and gone over the course of the project, and yet the Ethereum Classic Network has continued to grow, with other developers stepping up to contribute.134 Were a given ETC developer to be subject to a disclosure obligation, it is unclear whether this sort of change in prominence of a given developer would mean that the disclosure obligation would need to shift to other developers and, if so, which ones. Questions like these illustrate the point made by Mr. Hinman: given the current state of ETC, as with BTC and ETH in their current states, the decentralization of the underlying protocols means that little value to investors would be added by applying the federal securities laws.

130	Id.
131	Id.
132	Digital Asset Framework, supra note 7.
133	See Ethereum Classic, Development Teams https://ethereumclassic.org/ecosystem/teams (listing teams that have contributed to the protocol since 2015).
134

On the other hand, it appears that developer enthusiasm may have waned in recent times. In its 2020 Retrospective, the Ethereum Classic Cooperative lamented that it was “hard to motivate ETC community members who have become apathetic and disengaged.” See Ethereum Classic Cooperative, 2020 Retrospective, https://etccooperative.org/ETC-Cooperative-Retrospective-2020.pdf, at 17. The Cooperative attributed “[m]uch of this apathy” to “the ongoing hostility between various of the parties within the ETC ecosystem. This abrasive environment is not for everybody, and wears down even the most enthusiastic of individuals.” Id. In addition, the Cooperative believes that many developers “have also been demotivated by the lack of price action in ETC in the past year or so. The cryptocurrency markets as a whole have been on a bull run, but ETC has not been participating in that upside.” Id.

D-13

Exhibit A

Annex D

ETC

But apart from these policy reasons for not subjecting ETC to regulation as a security, for the reasons discussed above the Sponsor has concluded that ETC should not satisfy any of the necessary characteristics of an “investment contract” under the Howey test. First, there should be no investment of money because ETC is initially generated through mining and miners of ETC do not give up tangible and definable consideration, putting financial assets at risk, in order to obtain ETC. Second, there should be no common enterprise because miners of ETC do not pool their funds and each miner depends primarily upon his or her own efforts in order to secure ETC. Third, ETC is designed to be consumed and has actual, current functionality, as opposed to being a speculative instrument to be acquired with an expectation of profit. Finally, miners and holders of ETC do not rely on “essential managerial efforts” of an identifiable party or AP with central control over ETC or its network, but instead rely on a dynamic community that includes miners, independent developers, and other third parties utilizing ETC.

For the foregoing reasons, we believe the Sponsor has a reasonable basis for its conclusion that ETC should not be a security under the federal securities laws. And because ETC should not be a security under the federal securities laws, we believe the Sponsor likewise has a reasonable basis for its conclusion that the Grayscale Ethereum Classic Trust is not an investment company under the Investment Company Act.

D-14